EXHIBIT 99.3

ASX Compliance Pty Limited ABN 26 087 780 489 Level 8 Exchange Plaza 2 The Esplanade PERTH WA 6000 GPO Box D187 PERTH WA 6840 Telephone 61 8 9224 0000 Facsimile 61 8 9221 2020 www.asx.com.au

27 January 2011

Mr. Denis Rakich
Company Secretary
Samson Oil and Gas Limited
Level 36 Exchange Plaza
2 The Esplanade
PERTH WA 6000

By email

Dear Denis

Samson Oil and Gas Limited (the “Company”)

We refer to the following:

1.
The Company’s announcement released to ASX at 9:34 AM AEDT on 27 January 2011 and titled “Samson Oil & Gas Announces Joint Venture for Hawk Springs Project” (the “Announcement”).  The Announcement included amongst other things, the following:

“Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that it has entered into a three party participation agreement with Halliburton Energy Services, Inc. and its existing private company partner for the evaluation and development of the Niobrara Formation and other conventional targets in the northern Denver-Julesburg Basin for part of Samson’s Hawk Springs Project in Goshen County, Wyoming.

Under the agreement, Samson and its partner will be free carried through the drilling and completion of two wells with approximate 4,500’ laterals and will be reimbursed for a portion of the cost of the North Platte 3-D seismic survey.  Halliburton will acquire 25% equity in the farm-in area (a net 2,819 acres).  The transaction has been structured such that the acquisition cost can be valued at a rate of $3,275 per acre.  Halliburton retains the option to not drill the second farm-in well; in which event its 25% equity would be reduced to half the project area.  (a net 1,410 acres).”
(the “JV Information”)

2.	The price query letter from ASX dated 14 January 2011 and the Company’s response dated 14 January 2011 and released to the market at 1:13 PM EDST on 14 January 2011.

We wish to draw your attention to the definition of “aware” in chapter 19 of the listing rules which states that:

“an entity becomes aware of information if a director or executive officer (in the case of a trust, director or executive officer of the responsible entity or management company) has, or ought reasonably to have, come into possession of the information in the course of the performance of their duties as a director or executive officer of that entity”.

Further we wish to draw your attention to listing rule 3.1 which requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity’s securities.  The exceptions to this requirement are set out in listing rule 3.1A.

Paragraph 18 of Guidance Note 8 states:

“Once a director or executive officer becomes aware of information, he or she must immediately consider whether that information should be given to ASX.  An entity cannot delay giving information to ASX pending formal sign-off or adoption by the board, for example.”

Please note that for disclosure not to be required under listing rule 3.1, all of the exceptions under listing rule 3.1A must apply:

“3.1A.1	A reasonable person would not expect the information to be disclosed.

3.1A.2	The information is confidential and ASX has not formed the view that the information has ceased to be confidential.

3.1A.3	One or more of the following applies.

•	It would be a breach of a law to disclose the information.
•	The information concerns an incomplete proposal or negotiation.
•	The information comprises matters of supposition or is insufficiently definite to warrant disclosure.
•	The information is generated for the internal management purposes of the entity.
•	The information is a trade secret.”

Finally, we would like to draw your attention to ASX’s policy position on the concept of “confidentiality” which is detailed in paragraphs 34 to 40 of Guidance Note 8.  In particular, paragraphs 34 and 35 of the Guidance Note state that:

“‘Confidential’ in this context has the sense of ‘secret’…” and loss of confidentiality may be indicated by otherwise unexplained changes to the price of the entity’s securities, or by reference to the information in the media or analysts reports”.

Having regard to the Announcement, the above definitions, listing rule 3.1 and Guidance Note 8 - Continuous Disclosure, we ask that you answer the following questions in a format suitable for release to the market in accordance with listing rule 18.7A.

1.	Does the Company consider the JV Information (or any part of it) contained in the Announcement to be material to the Company?

2.
When did the Company become aware of the JV Information contained in the Announcement? Please include details of the relevant time and circumstances of the Company becoming aware of the JV Information.

3.
If the answer to any part of question 1 is “yes” and the Company became aware of the JV Information (or any part of it) referred to in the Announcement, prior to the time the Company released the Announcement, please advise the following:

3.1	Please advise why the Company did not make an announcement at an earlier time or request a trading halt earlier.

3.2	Why was the JV Information not released to the market at that earlier time? Please comment specifically on the application of listing rule 3.1?

4.	If the answer to question 1 is “no”, please advise the basis on which the Company does not consider the JV Information (or any part of it) contained in the Announcement to be material.

5.	Please confirm that the Company is in compliance with listing rule 3.1.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Please note the ASX reserves its right under listing rule 18.7A to release this letter and the Company’s response to the market.  Accordingly the Company’s response should address each question separately and be in a format suitable for release to the market.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.  Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than 5:00pm (WST) on Tuesday 1 February 2011.

Your response should be sent to ASX by facsimile on facsimile number (08) 9221 2020.  It should not be sent to the Company Announcements Office.

If you have any queries regarding any of the above, please contact me on (08) 9224 0023.

Yours sincerely

[sent electronically without signature]

Wade Baggott
Senior Adviser, Listings (Perth)